Filed Pursuant to Rule 433

Dated October 2, 2007

Registration Statement: No. 333-114729

and No. 333-114729-03

Schwab Capital Trust I

$300,000,000

FIXED TO FLOATING RATE TRUST PREFERRED SECURITIES

(liquidation amount $1,000 per security)

fully and unconditionally guaranteed, on a junior subordinated basis, as described in the prospectus supplement, by

The Charles Schwab Corporation

SUMMARY OF TERMS

Issuer:

Schwab Capital Trust I (the “Trust”), a Delaware statutory trust, the sole assets of which will be the Fixed to Floating Rate Junior Subordinated Notes due 2067 (the “Junior Subordinated Notes”) issued by The Charles Schwab Corporation (“CSC”)

Guarantor:	The Charles Schwab Corporation

Title of Securities:	Fixed to Floating Rate Trust Preferred Securities

Aggregate Liquidation Amount:

$300,000,000 of Trust Preferred Securities, which, together with the $10,000 of Trust Common Securities to be purchased by CSC, correspond to $300,010,000 aggregate principal amount of the Junior Subordinated Notes issued by CSC

Liquidation Amount per Trust Preferred Security:	$1,000

Expected Ratings:	Moody’s Investors Service: A3
Standard & Poor’s: BBB
Fitch: A-
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency

Trade Date:	October 2, 2007

Settlement Date:	October 5, 2007

Scheduled Maturity Date:	November 15, 2037, subject to the repayment provisions described in the prospectus supplement

Final Repayment Date:	November 15, 2067

Distributions on the Trust Preferred Securities:	On the same dates and in the same amounts as interest payments on the Junior Subordinated Notes

Interest Payments on the Junior Subordinated Notes:

At the annual rate of 7.500% from and including October 5, 2007 to but excluding November 15, 2017, payable semi-annually in arrears on May 15 and November 15 of each year, beginning on November 15, 2007;

At an annual rate equal to three-month LIBOR plus 2.375% from and including November 15, 2017 to but excluding November 15, 2037, payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, beginning on February 15, 2018; and

To the extent not repaid on or after the November 15, 2037 scheduled maturity, at an annual rate equal to one-month LIBOR plus 3.375%, payable monthly in arrears on the first day of each month to but excluding the date the junior subordinated notes are repaid in full, beginning on December 1, 2037.

Default Interest Rate for the Quarterly Interest Period beginning on November 15, 2017:	5.240%

Treasury Benchmark:	10-year UST (4.75% due August 15, 2017)

Treasury Yield:	4.527%

Spread to Treasury Benchmark:	Plus 300 basis points

Price to Public:	99.823%

Aggregate Proceeds to the Trust:	$299,469,000

Aggregate Underwriting Discount paid by CSC:	$3,000,000

Underwriting Discount per Trust Preferred Security paid by CSC:	$10.00

Redemption Price:	CSC may redeem the Junior Subordinated Notes at any time, subject to the conditions described in the prospectus supplement.

If CSC redeems the Junior Subordinated Notes, the redemption price will be 100% of the principal amount to be redeemed, plus accrued and unpaid interest through the date of redemption, in the case of any redemption:

•	in whole or in part on November 15, 2017;

•	in whole but not in part at any time within 90 days of the occurrence of certain changes relating to the capital treatment of, or investment company laws relating to, the Trust Preferred Securities;

•

in whole but not in part at any time after November 15, 2017 and within 90 days of the occurrence of certain changes relating to the tax treatment of, or the rating agency equity credit accorded to, the Trust Preferred Securities; or

•	in whole or in part at any time on or after November 15, 2037.

In all other cases: the redemption price will be the Make-Whole Redemption Price, which will be the greater of:

•	100% of the principal amount of junior subordinated notes being redeemed; and

•	an amount calculated as follows:

➢

in the case of a redemption prior to November 15, 2017, the sum of the present values of the principal amount of the junior subordinated notes and each interest payment on the junior subordinated notes that would have been payable from the date of redemption to and including November 15, 2017 (not including any portion of such payments of interest accrued as of the date of redemption), discounted from November 15, 2017 or the applicable interest payment date to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the treasury rate plus the applicable spread; and

➢

in the case of a redemption after November 15, 2017 and prior to, but not including November 15, 2037, the sum of the present values of the principal amount of the junior subordinated notes and each interest payment on the junior subordinated notes that would have been payable from the date of redemption to and including November 15, 2037, assuming that the junior subordinated notes accrue interest at a rate equal to the interest rate applicable to the immediately preceding interest period (not including any portion of such payments of interest accrued as of the date of redemption), discounted from November 15, 2037 or the applicable interest payment date to the redemption date on a quarterly basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the three-month LIBOR rate applicable to the immediately preceding interest period minus the applicable spread;

plus in each case accrued and unpaid interest to the date of redemption.

For these purposes, “applicable spread” means:

•	in the case of a redemption of all outstanding junior subordinated notes prior to November 15, 2017 within 90 days after the occurrence of a tax event or rating agency event, 0.50%;

•	in the case of any other redemption prior to November 15, 2017, 0.50%; and

•	in the case of a redemption after November 15, 2017 and prior to November 15, 2037, 0.15%.

CUSIP:	808510 200

ISIN:	US8085102007

Sole Structuring Agent:	UBS Securities LLC

Joint Bookrunners:	UBS Securities LLC (55%) and J.P. Morgan Securities Inc. (45%)

The issuer has filed a registration statement, including a prospectus and a prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling UBS Securities LLC, toll-free at 888-722-9555 ext. 1088 or J.P. Morgan Securities Inc. collect at 212-834-4533.

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